UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               Register.com, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    75914G101
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d- l(b)
      |_|   Rule 13d- l(c)
      |X|   Rule 13d- l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75914G101

1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Richard D. Forman

2.    Check the Appropriate Box if a Member of a Group
      (a) |_|
      (b) |X|

3.    SEC Use only

4.    Citizenship or Place of Organization United States

         NUMBER         5.    SOLE VOTING POWER
         SHARES               2,151,267*
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY        6.    SHARED VOTING POWER
          EACH                -0-
       REPORTING        --------------------------------------------------------
         PERSON         7.    SOLE DISPOSITIVE POWER
         WITH:                2,151,267*
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER -0-
                        --------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person   2,170,103**

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|

11.   Percent of Class Represented by Amount in Row (9)                9.0%

12.   Type of Reporting Person:                                        IN

*Represents (i) 1,487,977 shares of common stock held by RDF Ventures, LLC, of which Mr. Forman is the Member Managing Member, (ii) warrant to purchase 393,050 shares of common stock, (iii) stock options to purchase 5,000 of shares of common stock and (iv) 265,240 shares of common stock, held by Mr. Forman. Excludes 18,836 shares of common stock held by RDF 1999 Family Trust. Mr. Forman's spouse is the trustee and his daughters are the beneficiaries of the trust.

**Represents (i) 1,487,977 shares of common stock held by RDF Ventures, LLC,
(ii) warrants to purchase 393,050 shares of common stock, (iii) stock options to purchase 5,000 shares of common stock, and (iv) 18,836 shares of common stock held by RDF 1999 Family Trust. Mr. Forman disclaims beneficial ownership of the shares held by RDF 1999 Family Trust.

CUSIP NO. 75914G101

1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). RDF Ventures, LLC

2.     Check the Appropriate Box if a Member of a Group (a) |_|
       (b) |X|

3. SEC Use only

4.     Citizenship or Place of Organization Delaware

         NUMBER         5.    SOLE VOTING POWER
         SHARES               1,487,977
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY        6.    SHARED VOTING POWER
          EACH                -0-
       REPORTING        --------------------------------------------------------
         PERSON         7.    SOLE DISPOSITIVE POWER
         WITH:                1,487,977
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                              -0-
                        --------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person     1,487,977

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|

11.   Percent of Class Represented by Amount in Row (9)                6.3%

12.   Type of Reporting Person:                                        CO

ITEM 1.

(a)   Name of Issuer Register.com, Inc.

(b)   Address of Issuer's Principal Executive Offices
      575 Eighth Avenue
      11th Floor
      New York, NY 10018

ITEM 2.

(a)   Name of Person Filing
      This statement is filed by and on behalf of: (i) Richard D. Forman and
      (ii) RDF Ventures, LLC, of which Mr. Forman is the Managing Member.

(b) Address of Principal Business Offices or, if none, Residence The business address for Mr. Forman and RDF Ventures, LLC is:
            Apartment 10B
            180 Riverside Drive
            New York, New York 10024

(c)   Citizenship
      United States (Richard Foreman); Delaware (RDF Ventures, LLC)

(d)   Title of Class of Securities
      Common Stock, par value $.0001 per share

(e)   CUSIP No.
      75914G101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP

(a)   Amount beneficially owned: 2,170,103*

(b)   Percent of Class: 9.0%

(c)   Number of shares as to which the person has:

      (i)   Sole Power to Vote or Direct the Vote: 2,151,267**

      (ii)  Shared Power to Vote or Direct the Vote: -0-

      (iii) Sole Power to Dispose or Direct the Disposition of: 2,151,267**

      (iv)  Shared Power to Dispose of or Direct the Disposition of: -0-

*Represents (i) 1,487,977 shares of common stock held by RDF Ventures, LLC, (ii) warrants to purchase 393,050 shares of common stock, (iii) stock options to purchase 5,000 shares of common stock, and (iv) 18,836 shares of common stock held by RDF 1999 Family Trust. Mr. Forman disclaims beneficial ownership of the shares held by RDF 1999 Family Trust.

**Represents (i) 1,487,977 shares of common stock held by RDF Ventures, LLC, of which Mr. Forman is the Member Managing Member, (ii) warrant to purchase 393,050 shares of common stock, (iii) stock options to purchase 5,000 of shares of common stock and (iv) 265,240 shares of common stock, held by Mr. Forman. Excludes 18,836 shares of common stock held by RDF 1999 Family Trust. Mr. Forman's spouse is the trustee and his daughters are the beneficiaries of the trust.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2005

                                         /s/ Richard D. Forman
                                         ---------------------------------------
                                         Richard D. Forman


                                         RDF Ventures, LLC


                                         By: /s/ Richard D. Forman
                                             -----------------------------------
                                             Richard D. Forman
                                             Managing Member

                                    EXHIBITS

Exhibit 1 Joint Filing Agreement dated February 12, 2001 among the signatories of this Schedule 13G.*

----------
*  Incorporated by reference.